Exhibit 99.1
SCORPIO TANKERS INC. AND SUBSIDIARIES

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
March 31, 2020 and December 31, 2019

		As of
In thousands of U.S. dollars	Notes	March 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents		$119,825	$202,303
Accounts receivable	3	148,537	78,174
Prepaid expenses and other current assets	2	11,774	13,855
Inventories		9,867	8,646
Total current assets		290,003	302,978
Non-current assets
Vessels and drydock	4	4,051,604	4,008,158
Right of use assets	5	804,726	697,903
Other assets	6	96,977	131,139
Goodwill		11,539	11,539
Restricted cash	7	12,293	12,293
Total non-current assets		4,977,139	4,861,032
Total assets		$5,267,142	$5,164,010
Current liabilities
Current portion of long-term debt	10	263,889	235,482
Lease liability - sale and leaseback vessels	10	122,599	122,229
Lease liability - IFRS 16	5	69,711	63,946
Accounts payable	8	21,552	23,122
Accrued expenses	9	45,622	41,452
Total current liabilities		523,373	486,231
Non-current liabilities
Long-term debt	10	968,914	999,268
Lease liability - sale and leaseback vessels	10	1,165,025	1,195,494
Lease liability - IFRS 16	5	584,237	506,028
Total non-current liabilities		2,718,176	2,700,790
Total liabilities		3,241,549	3,187,021
Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Common stock, $0.01 par value per share; 150,000,000 shares authorized; 58,672,080 and 58,202,400 issued and outstanding shares as of March 31, 2020 and December 31, 2019, respectively.	11	650	646
Additional paid-in capital	11	2,844,419	2,842,446
Treasury shares	11	(467,057)	(467,057)
Accumulated deficit	11	(352,419)	(399,046)
Total shareholders’ equity		2,025,593	1,976,989
Total liabilities and shareholders’ equity		$5,267,142	$5,164,010
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Statements of Income or Loss
For the three months ended March 31, 2020 and 2019

		For the three months ended March 31
In thousands of U.S. dollars except per share and share data	Notes	2020	2019
Revenue
Vessel revenue	14	$254,167	$195,830
Operating expenses
Vessel operating costs	15	(81,463)	(69,376)
Voyage expenses		(4,220)	(295)
Charterhire		—	(4,399)
Depreciation - owned or sale and leaseback	4	(46,841)	(43,814)
Depreciation - right of use assets under IFRS 16	5	(13,197)	(2,135)
General and administrative expenses	19	(17,261)	(15,712)
Total operating expenses		(162,982)	(135,731)
Operating income		91,185	60,099
Other (expense) and income, net
Financial expenses	16	(44,765)	(48,756)
Financial income		565	3,119
Other expenses, net		(358)	14
Total other expense, net		(44,558)	(45,623)
Net income		$46,627	$14,476
Attributable to:
Equity holders of the parent		$46,627	$14,476
Earnings per share
Basic	17	$0.85	$0.30
Diluted	17	$0.82	$0.30
Basic weighted average shares outstanding	17	54,667,211	48,070,530
Diluted weighted average shares outstanding	17	61,692,830	48,556,887

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
For the three months ended March 31, 2020 and 2019

In thousands of U.S. dollars except share data	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Accumulated deficit	Total
Balance as of January 1, 2019	51,397,562	$5,776	$2,648,599	$(467,056)	$(348,307)	$1,839,012
Adoption of accounting standards(1)	—	—	—	—	(2,249)	(2,249)
Net income for the period	—	—	—	—	14,476	14,476
Reverse stock split - impact of fractional shares and change in total par value (2)	(62)	(5,198)	5,196	—	—	(2)
Amortization of restricted stock, net of forfeitures	(500)	(1)	7,186	—	—	7,185
Dividends paid, $0.10 per share (3)	—	—	(5,140)	—	—	(5,140)
Purchase of treasury shares	(30)	—	—	(1)	—	(1)
Equity issuance costs		—	(19)	—	—	(19)
Balance as of March 31, 2019	51,396,970	$577	$2,655,822	$(467,057)	$(336,080)	$1,853,262

Balance as of January 1, 2020	58,202,400	$646	$2,842,446	$(467,057)	$(399,046)	$1,976,989
Net income for the period	—	—	—	—	46,627	46,627
Issuance of restricted stock, net of forfeitures	469,680	4	(4)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	7,845	—	—	7,845
Dividends paid, $0.10 per share (3)	—	—	(5,868)	—	—	(5,868)
Balance as of March 31, 2020	58,672,080	$650	$2,844,419	$(467,057)	$(352,419)	$2,025,593
(1) Reflects the impact of the adoption of IFRS 16 - Leases, which was effective for annual periods beginning on January 1, 2019. Refer to Note 1 for further discussion.
(2) On January 18, 2019, the Company effected a one-for-ten reverse stock split. The Company's shareholders approved the reverse stock split and change in authorized common shares at the Company's special meeting of shareholders held on January 15, 2019. Pursuant to this reverse stock split, the total number of authorized common shares was reduced to 150.0 million shares.
(3) The Company's policy is to distribute dividends from available retained earnings first and then from additional paid in capital.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Cash Flow Statements
For the three months ended March 31, 2020 and 2019

		For the three months ended March 31,
In thousands of U.S. dollars	Notes	2020	2019
Operating activities
Net income		$46,627	$14,476
Depreciation - owned or sale and leaseback vessels	4	46,841	43,814
Depreciation - right of use assets under IFRS 16	5	13,197	2,135
Amortization of restricted stock	11	7,845	7,185
Amortization of deferred financing fees	10	1,458	2,215
Write-off of deferred financing fees	10	—	275
Accretion of Convertible Notes	10	2,258	3,493
Accretion of fair value measurement on debt assumed from historical acquisitions	10	878	920
		119,104	74,513
Changes in assets and liabilities:
Increase in inventories		(1,221)	(390)
(Increase) / decrease in accounts receivable		(70,363)	4,208
Decrease / (increase) in prepaid expenses and other current assets		2,080	(580)
Decrease / (increase) in other assets		46	(2,676)
Decrease in accounts payable		(675)	(1,543)
(Decrease) / increase accrued expenses		(4,869)	1,035
		(75,002)	54
Net cash inflow from operating activities		44,102	74,567
Investing activities
Drydock, scrubber and BWTS payments		(63,486)	(18,240)
Net cash outflow from investing activities		(63,486)	(18,240)
Financing activities
Principal repayments on debt and sale and leaseback obligations		(108,617)	(120,360)
Issuance of debt		73,946	—
Debt issuance costs		(1,783)	(1,284)
Principal repayments on IFRS 16 lease liabilities		(20,772)	(1,726)
Increase in restricted cash		—	(9)
Repayment of Convertible Notes		—	(2,292)
Equity issuance costs		—	(285)
Dividends paid		(5,868)	(5,140)
Repurchase of common stock		—	(1)
Net cash outflow from financing activities		(63,094)	(131,097)
Decrease in cash and cash equivalents		(82,478)	(74,770)
Cash and cash equivalents at January 1,		202,303	593,652
Cash and cash equivalents at March 31,		$119,825	$518,882
Supplemental information:
Interest paid (which includes $0.6 million, and $0.6 million of interest capitalized during the three months ended March 31, 2020 and 2019, respectively)		$40,830	$45,267

Additionally, we completed the following non-cash transactions during the three months ended March 31, 2020 and 2019:

•
During the three months ended March 31, 2020, the Company took delivery of three MR vessels as part of the Trafigura Transaction (defined in Note 5), which included the assumption of obligations under bareboat charter agreements of $103.6 million (whose obligations are recorded as part of the Company's $670.0 Million Lease Financing). This transaction is described in Note 5.

•
During the three months ended March 31, 2019, the Company recognized a $24.2 million right of use asset and a corresponding $24.2 million lease liability (the obligations under these agreements are described as "IFRS 16 - Leases - seven Handymax") at the commencement date of seven bareboat charter agreements. This transaction is described in Note 5.

•
During the three months ended March 31, 2020, the Company recognized a $1.1 million right of use asset and a corresponding $1.1 million lease liability upon the modification of three bareboat charter-in agreements that are part of the IFRS 15 - seven Handymax transaction. This transaction is described in Note 5.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

1.	General information and significant accounting policies
Company
Scorpio Tankers Inc. and its subsidiaries (together “we”, “our” or the “Company”) are engaged in the seaborne transportation of refined petroleum products in the international shipping markets. Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009. On April 6, 2010, we closed on our initial public offering, and our common stock currently trades on the New York Stock Exchange under the symbol STNG.
Our fleet as of March 31, 2020 consisted of 137 owned, finance leased or bareboat chartered-in product tankers (21 Handymax, 62 MR, 12 LR1 and 42 LR2). In addition, we will bareboat charter-in one MR tanker that is currently under construction and is scheduled to be delivered in September 2020.
Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, which is majority owned by the Lolli-Ghetti family of which Mr. Emanuele Lauro, our founder, Chairman and Chief Executive Officer, and Mr. Filippo Lauro, our Vice President, are members. SCM’s services include securing employment for the vessels in our fleet, in pools, in the spot market, and on time charters.
Our vessels are technically managed by Scorpio Ship Management S.A.M., or SSM, which is majority owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.
We also have an administrative services agreement with Scorpio Services Holding Limited, or SSH, which is majority owned by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space, which are contracted to subsidiaries of SSH. We pay our managers fees for these services and reimburse them for direct or indirect expenses that they incur in providing these services.
Basis of accounting
The unaudited condensed consolidated financial statements have been presented in United States dollars (“USD” or “$”), which is the functional currency of Scorpio Tankers Inc. and all of its subsidiaries.
The unaudited condensed consolidated financial statements for the three months ended March 31, 2020 have been prepared in accordance with International Accounting Standard, or IAS 34, Interim Financial Statements, as issued by the International Accounting Standards Board, or IASB, using the same accounting policies as adopted in the preparation of the consolidated financial statements for the year ended December 31, 2019. These unaudited condensed consolidated interim financial statements do not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards or IFRS.
Going concern
The unaudited condensed consolidated financial statements have been prepared in accordance with the going concern basis of accounting as described further in the "Liquidity risk" section of Note 18.
Adoption of new and amended IFRS and International Financial Reporting Interpretations Committee interpretations from January 1, 2020
Standards and interpretations adopted during the three months ended March 31, 2019
IFRS 16 - Leases, was issued by the IASB on January 13, 2016. IFRS 16 - Leases applies to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2019. IFRS 16 - Leases amends the definition of what constitutes a lease to be a contract that conveys the right to control the use of an identified asset if the lessee has both (i) the right to obtain substantially all of the economic benefits from the use of the identified asset and (ii) the right to direct the use of the identified asset throughout the period of use. We have determined that our existing pool and time charter-out arrangements meet the definition of leases under IFRS 16 - Leases , with the Company as lessor, on the basis that the pool or charterer enters into transportation contracts with their customers, and thereby enjoys the economic benefits derived from such arrangements. Furthermore, the pool or charterer can direct the use of a vessel (subject to certain limitations in the pool or charter agreement) throughout the period of the contract.

Moreover, under IFRS 16 - Leases, we are also required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. Each component is quantified on the basis of the relative stand-alone price of each lease component; and on the aggregate stand-alone price of the non-lease components.
IFRS 16 - Leases also amends the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less. Accordingly, the standard resulted in the recognition of right-of-use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, relating to the bareboat chartered-in vessel commitments for three bareboat chartered-in vessels, that were in place on the transition date, which are scheduled to expire in April 2025.  Upon transition, a lessee shall apply IFRS 16- Leases to its leases either retrospectively to each prior reporting period presented (the ‘full retrospective approach’) or retrospectively with the cumulative effect of initially applying IFRS 16 - Leases recognized at the date of initial application (the ‘modified retrospective approach’).  We applied the modified retrospective approach upon transition. The impact of the application of this standard on the opening balance sheet as of January 1, 2019 was the recognition of a $48.5 million right of use asset, a $50.7 million operating lease liability and a $2.2 million reduction in retained earnings relating to these three vessels.
Standards and Interpretation issued during the three months ended March 31, 2020 and early adopted
In October 2018, the International Accounting Standards Board ("IASB") issued amendments to the definition of a business in IFRS 3 - Business Combinations. The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments to IFRS 3 are effective for annual reporting periods beginning on or after January 1, 2020 and apply prospectively, however earlier application is permitted.
As part of these amendments, the IASB introduced an optional fair value concentration test. The purpose of this test is to permit a simplified assessment of whether an acquired set of activities and assets is a business or an asset. Entities may elect whether or not to apply the concentration test on a transaction-by-transaction basis. The concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The test is based on gross assets, not net assets, as the IASB concluded that whether a set of activities and assets includes a substantive process does not depend on how the set is financed. In addition, certain assets are excluded from the gross assets considered in the test. If the test is met, the set of activities and assets is determined not to be a business and no further assessment is needed. If the test is not met, or if an entity elects not to apply the test, a detailed assessment must be performed applying the original requirements in IFRS 3.
We early adopted these amendments to IFRS 3 in September 2019, and applied them to the Trafigura Transaction, which is described in Note 5.
Standards and Interpretations issued and adopted during the three months ended March 31, 2020

•	Amendments to IAS 1, ‘Presentation of financial statements’, and IAS 8, ‘Accounting policies, changes in accounting estimates and errors’ - Definition of material.

•	Amendments to IFRS 9, IAS 39 and IFRS 17 - Interest rate benchmark reform

•	Amendments to the Conceptual framework.

The adoption of these standards did not have a significant impact on these unaudited condensed consolidated financial statements.

2.	Prepaid expenses and other assets
The following is a table summarizing our prepaid expenses and other current assets as of March 31, 2020 and December 31, 2019:

	As of
In thousands of U.S. dollars	March 31, 2020	December 31, 2019
SSM - prepaid vessel operating expenses	$2,178	$1,624
Prepaid interest	4,749	6,596
Prepaid vessel operating expenses - third parties	1,551	2,123
Prepaid insurance	311	760
Other prepaid expenses	2,985	2,752
	$11,774	$13,855

3.	Accounts receivable
The following is a table summarizing our accounts receivable as of March 31, 2020 and December 31, 2019:

	As of
In thousands of U.S. dollars	March 31, 2020	December 31, 2019
Scorpio MR Pool Limited	$71,346	$44,739
Scorpio LR2 Pool Limited	48,410	17,689
Scorpio LR1 Pool Limited	13,804	9,000
Scorpio Handymax Tanker Pool Limited	2,612	2,984
Scorpio Services Holding Limited (SSH)	1,277	—
Receivables from the related parties	137,449	74,412

Insurance receivables	5,940	1,322
Freight and time charter receivables	3,400	962
Other receivables	1,748	1,478
	$148,537	$78,174
Scorpio MR Pool Limited, Scorpio LR2 Pool Limited, Scorpio Handymax Tanker Pool Limited, and Scorpio LR1 Pool Limited or the Scorpio Pools, are related parties, as described in Note 12. Amounts due from the Scorpio Pools relate to income receivables and receivables for working capital contributions which are expected to be collected within one year. The increase in accounts receivable from December 31, 2019 to March 31, 2020 relates to the timing of cash receipts from the Scorpio Pools. Approximately $67.0 million of pool distributions related to March 2020 were received during the first week of April 2020.
Receivables from SSH primarily represent amounts due from vessels operating in the spot market on voyages chartered through SSH.
Insurance receivables primarily represent amounts collectible on our insurance policies in relation to vessel repairs.
Freight and time charter receivables represent amounts collectible from customers for our vessels operating on time charter or in the spot market.
We consider that the carrying amount of accounts receivable approximates their fair value due to the relative short maturity thereof. Accounts receivable are non-interest bearing. At March 31, 2020 and December 31, 2019, no material receivable balances were either past due or impaired.

4.	Vessels
Operating vessels and drydock
The following is a rollforward of the activity within Vessels and drydock from January 1, 2020 through March 31, 2020. Amounts capitalized as part of the vessel component are depreciated over the remaining useful life of the vessel. Amounts capitalized as part of drydock component are depreciated until each vessel's next scheduled drydock.

In thousands of U.S. dollars	Vessels	Drydock	Total
Cost
As of January 1, 2020	4,611,945	108,523	4,720,468
Additions (1)	77,169	13,118	90,287
As of March 31, 2020	4,689,114	121,641	4,810,755

Accumulated depreciation
As of January 1, 2020	(665,586)	(46,724)	(712,310)
Charge for the period	(41,428)	(5,413)	(46,841)
As of March 31, 2020	(707,014)	(52,137)	(759,151)
Net book value
As of March 31, 2020	$3,982,100	$69,504	$4,051,604

Net book value
As of December 31, 2019	$3,946,359	$61,799	$4,008,158

(1)	Additions during the three months ended March 31, 2020 primarily relates to the various costs relating to BWTS, scrubber and drydock installations.

The following is a summary of the cost types that were capitalized during the three months ended March 31, 2020:

In thousands of U.S. dollars	Drydock	Notional component of scrubber	Total drydock additions	Scrubber	BWTS	Other equipment	Capitalized interest	Total vessel additions
Handymax	$1,404	$—	$1,404	$—	$2,002	$159	$—	$2,161
MR	5,037	900	5,937	23,681	8,265	382	281	32,609
LR1	13	150	163	5,262	—	65	92	5,419
LR2	4,714	900	5,614	27,883	8,367	485	245	36,980
	$11,168	$1,950	$13,118	$56,826	$18,634	$1,091	$618	$77,169
Ballast Water Treatment Systems
In July 2018, we executed an agreement to purchase 55 ballast water treatment systems, or BWTS, from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems have been, or are expected to be installed from 2018 to 2023, as each respective vessel under the agreement is due for its International Oil Pollution Prevention, or IOPP, renewal survey. Costs capitalized for these systems include the cost of the base equipment that we have contracted to purchase in addition to directly attributable installation costs. Costs capitalized during the three months ended March 31, 2020 include costs incurred for systems that were installed during this period, and installation costs incurred in advance of installations that are expected to occur in subsequent periods. We estimate the useful life of these systems to be for the duration of each vessel's remaining useful life and are depreciating the equipment and related installation costs on this basis.

Exhaust Gas Cleaning Systems or Scrubbers
We have commenced a program to retrofit the majority of our vessels with exhaust gas cleaning systems, or scrubbers. The scrubbers will enable our vessels to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. From August 2018 through November 2018, we entered into agreements with two separate unaffiliated third party suppliers to retrofit a total of 77 of our vessels with such systems for total consideration of $116.1 million (which excludes installation costs). We also obtained options to retrofit additional tankers under these agreements. In June and September 2019, we exercised the option to retrofit an additional 14 and seven of our vessels, respectively, with scrubbers for total consideration of $30.3 million (which excludes installation costs).
Costs capitalized for these systems include the cost of the base equipment that the Company has contracted to purchase in addition to directly attributable installation costs. Costs capitalized during the three months ended March 31, 2020 include costs incurred for systems that have been installed and installation costs incurred in advance of installations that are expected to occur in subsequent periods. We estimate the useful life of these systems to be for the duration of each vessel's remaining useful life, with the exception of approximately 10% of the equipment cost, which is estimated to require replacement at each vessel's next scheduled drydock. This amount has been allocated as a notional component upon installation. The carrying value of the equipment, related installation costs, and notional component will be depreciated on this basis.
As of March 31, 2020, we retrofitted a total of 45 of our vessels with scrubbers and 39 vessels with BWTS. The following table is a timeline of future expected payments and dates for our commitments to purchase scrubbers and BWTS as of March 31, 2020 (1):

As of March 31,
In thousands of U.S. dollars	2020
Less than 1 month	$10,007
1-3 months	14,007
3 months to 1 year	20,633
1-5 years	2,495
5+ years	—
Total	$47,142

(1)	These amounts are subject to change as installation times are finalized. The amounts presented exclude installation costs.
Carrying values of vessels
At each balance sheet date, we review the carrying amounts of our vessels and related drydock costs to determine if there is any indication that those vessels and related drydock costs have suffered an impairment loss. If such indication exists, the recoverable amount of the vessels and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of fair value less costs to sell and value in use. As part of this evaluation, we consider certain indicators of potential impairment, such as market conditions including forecast time charter rates and values for second-hand product tankers, discounted projected vessel operating cash flows, and the Company’s overall business plans.
At March 31, 2020, we reviewed the carrying amount of our vessels to determine whether there was an indication that these assets had suffered an impairment. At this date, travel restrictions and other preventive measures to control the spread of the COVID-19 pandemic resulted in a precipitous decline in oil demand. However, a lack of corresponding production and refinery cuts has resulted in a supply glut of oil and refined petroleum products, which has been exacerbated by extreme oil price volatility from the Russia-Saudi Arabia oil price war. The oversupply of petroleum products and contango in oil prices led to record floating storage and arbitrage opportunities of both crude and refined petroleum products.  This dynamic resulted in an increase in spot market rates to historically high levels.
Nevertheless, the continued impact of these production increases is uncertain.  We expect that the impact of the COVID-19 virus and the uncertainty in the supply of oil will continue to cause volatility in the commodity markets.  The scale and duration of the impact of these factors remain unknowable but could have a material impact on our earnings, cash flow and financial condition for the remainder of 2020. An estimate of the impact on the Company’s results of operations and financial condition cannot be made at this time. On this basis, we have determined that indications of impairment existed as of March 31, 2020 and performed value in use calculations for each of our cash generating units where we estimated each vessel’s future cash flows.

The estimates used for our value in use calculations were primarily based on (i) a combination of the latest forecast, published time charter rates for the next three years and a 2.39% growth rate (which is based on published historical and forecast inflation rates) in freight rates in each period through the vessel's 15th year of useful life and by the growth in expenses thereafter, (ii) our best estimate of vessel operating expenses and drydock costs, which are based on our most recent forecasts for the next three years and a 2.39% growth rate in each period thereafter, and (iii) the evaluation of other inputs such as the vessel's remaining useful life, residual value and utilization rate. These cash flows were then discounted to their present value using a pre-tax discount rate of 7.02%. The pre-tax discount rate is determined by the evaluation of internal and external inputs such as the Company's cost of debt, capital structure, the risk-free rate, market risk premium and industry volatility in relation to the overall market. Furthermore, this discount rate reflects a reduction from the discount rate used in our impairment testing as of December 31, 2019. This reduction is attributable to dramatic decreases in both the risk free rate of interest and in our borrowing costs, with benchmark interest rates falling over 100 basis points during this period. In spite of this, as part of our analysis, we have increased the risk premium embedded in our discount rate to account for the market uncertainty arising from the COVID-19 pandemic. This increase in the risk premium partially offset the decreases resulting from the fall in benchmark interest rates.
At March 31, 2020, our operating fleet consisted of 137 owned, finance leased or right of use vessels ("ROU vessels"). Value in use calculations were performed on all 137 vessels in operation, which resulted in no instances where the present value of the operating cash flows was less than the carrying value. Therefore, no impairment was recorded.
The impairment test that we conduct is most sensitive to variances in the discount rate and future time charter rates. Based on the sensitivity analysis performed for March 31, 2020, a 1.0% increase in the discount rate would result in twenty-six Handymax, MR and LR2 vessels being impaired for an aggregate $40.1 million loss. Alternatively, a 5.0% decrease in forecasted time charter rates would result in thirty-one Handymax, MR and LR2 vessels being impaired for an aggregate $70.9 million loss.
Capitalized interest
In accordance with IAS 23 - Borrowing Costs, applicable interest costs are capitalized during the period that vessels that are having BWTS and/or scrubber installations. For the three months ended March 31, 2020 and 2019, we capitalized interest expense for the respective vessels of $0.6 million and $0.6 million, respectively. The annualized capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 5.3% for the three months ended March 31, 2020. We cease capitalizing interest when the vessels reach the location and condition necessary to operate in the manner intended by management.

5.	Right of use assets and related lease liabilities
During the three months ended March 31, 2020, we had bareboat charter-in commitments on 10 vessels under fixed rate bareboat agreements and 18 vessels under variable rate bareboat agreements. All of these agreements are being accounted for under IFRS 16 - Leases which amended the previous accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less. The rights and obligations under the bareboat charter-in agreements for the vessels under the variable rate bareboat agreements were acquired in September 2019 as part of the transaction to acquire three subsidiaries of Trafigura Maritime Logistics Pte. Ltd., (“Trafigura”), that collectively held leasehold interests in 19 product tankers for an aggregate value of $803 million (the “Trafigura Transaction”).
The following is the activity of the Right of use assets from January 1, 2020 through March 31, 2020:

In thousands of U.S. dollars	Vessels	Drydock (1)	Total
Cost
As of January 1, 2020	705,857	18,962	724,819
Additions	116,570	3,450	120,020
As of March 31, 2020	822,427	22,412	844,839

Accumulated depreciation and impairment
As of January 1, 2020	(25,374)	(1,542)	(26,916)
Charge for the period	(12,045)	(1,152)	(13,197)
As of March 31, 2020	(37,419)	(2,694)	(40,113)

Net book value
As of March 31, 2020	$785,008	$19,718	$804,726

Net book value
As of December 31, 2019	$680,483	$17,420	$697,903

(1)
Drydock costs for bareboat chartered-in vessels are depreciated over the shorter of the lease term or the period until the next scheduled drydock. On this basis, the drydock costs incurred for these vessels is being depreciated separately.

Vessels recorded as Right of use assets derive income from subleases through time charter-out and pool arrangements. For the three months ended March 31, 2020 and 2019, sublease income of $50.4 million and $14.2 million, respectively, is included in Vessel revenue.
The following table summarizes the payments made for the three months ended March 31, 2020 and March 31, 2019 relating to lease liabilities accounted for under IFRS 16 - Leases:

	For the three months ended March 31,
In thousands of U.S. dollars	2020	2019
Interest expense recognized in consolidated statements of income or loss	$8,298	746
Principal repayments recognized in consolidated cash flow statements	20,772	1,726
Net decrease in accrued interest expense	(177)	4
Net increase in prepaid interest expense	(144)	—
Total payments on lease liabilities under IFRS 16	$28,749	$2,476
The undiscounted remaining future minimum lease payments under bareboat charter-in arrangements that are accounted as lease liabilities under IFRS 16 - Leases as of March 31, 2020 are $798.9 million. The obligations under these agreements will be repaid as follows:

As of
In thousands of U.S. dollars	March 31, 2020
Less than 1 year	$96,475
1 - 5 years	287,465
5+ years	414,941
Total	$798,881
Discounting effect	(144,933)
Lease liability	$653,948

The total expense recognized under time and bareboat charterhire agreements that are accounted for as operating leases during the three months ended March 31, 2020 and 2019 was $0.0 million and $4.4 million, respectively. These lease payments include payments for the non-lease elements in our time chartered-in arrangements.
Bareboat chartered-in vessel commitments with fixed payments
In March 2020, we extended the terms of the bareboat agreements for three Handymax vessels, Silent, Single and Star I, through May 2020 at the rate of $6,300 per day. These extensions were determined to be lease modifications under IFRS 16. Accordingly, the Company recognized a $1.1 million right of use asset and a corresponding $1.1 million lease liability as of March 31, 2020 based upon a two-month incremental borrowing rate of 4.03%.
The obligations on the bareboat agreements for these seven Handymax vessels are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels and contain customary events of default, including cross-default provisions.
Bareboat chartered-in vessel commitments with variable payments
During the three months ended March 31, 2020, we recorded lease liabilities and corresponding right of use assets upon the delivery of three MR vessels, whose leasehold interests were acquired as part of the Trafigura Transaction (STI Miracle, STI Maestro and STI Mighty). The right of use assets were measured based on (i) the present value of the minimum lease payments under each lease (which assumes the exercise of the purchase options at expiration) of $103.6 million, (ii) the value of the equity issued for each lease (as an initial direct cost) of $13.3 million, and (iii) other initial direct costs of $3.1 million (which, in addition to costs incurred as part of the transaction, includes certain capitalized costs incurred as part of the construction of the each vessel).
These leases are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels and contain customary events of default, including cross-default provisions as well as subjective acceleration clauses under which the lessor could cancel the lease in the event of a material adverse change in the Company’s business. The leased vessels are required to maintain a fair value, as determined by an annual appraisal from an approved third-party broker, of 111% of the outstanding principal balance as of the last banking day of the year. We were in compliance with this covenant as of March 31, 2020.
The estimated lease commitment at March 31, 2020 is $35.2 million relating to the remaining undelivered vessel.
Time Chartered-Out Vessels
In accordance with IFRS 16 - Leases, we are required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. Each component is quantified on the basis of the relative stand-alone price of each lease component; and on the aggregate stand-alone price of the non-lease components.
These components are accounted for as follows:

•	All fixed lease revenue earned under these time charter-out arrangements is recognized on a straight-line basis over the term of the lease.

•	Lease revenue earned under our pool arrangements is recognized as it is earned, since it is 100% variable.

•
The non-lease component is accounted for as services revenue under IFRS 15. This revenue is recognized “over time” as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.

The following table summarizes the lease and non-lease components of revenue from time charter-out and pool revenue during the three months ended March 31, 2020 and 2019. These figures are not readily quantifiable as our contracts (with the Scorpio pools or under time charter-out arrangements) do not separate these components. We do not view our pool and time charter-out revenue as two separate streams of revenue. Nevertheless, we have estimated these amounts by reference to (i) third party, published time charter rates for the lease component, and (ii) an approximation of the fair market value of vessel operating expenses for the non-lease component.

	For the three months ended March 31,
In thousands of U.S. dollars	2020	2019
Lease component of revenue from time charter-out and pool revenue	$157,834	$115,153
Non-lease component of revenue from time charter-out and pool revenue	88,560	80,618
	$246,394	$195,771
The following table summarizes the terms of our time chartered-out vessels that were in place during the three months ended March 31, 2020 and 2019.

	Name	Year built	Type	Delivery Date to the Charterer	Charter Expiration	Rate ($/ day)
1	STI Pimlico	2014	Handymax	February-16	February-19	$18,000
2	STI Poplar	2014	Handymax	January-16	January-19	$18,000
3	STI Rose	2015	LR2	February-16	February-19	$28,000
Payments received include payments for the non-lease elements in these time chartered-out arrangements.

6.    Other assets

	As of
In thousands of U.S. dollars	March 31, 2020	December 31, 2019
Scorpio LR2 Pool Ltd. pool working capital contributions (1)	$35,700	$35,700
Scorpio Handymax Tanker Pool Ltd. pool working capital contributions (1)	6,794	6,794
Scorpio LR1 Pool Ltd. pool working capital contributions (1)	6,600	6,600
Working capital contributions to Scorpio Pools	49,094	49,094

Deposits for scrubbers (2)	22,458	35,846
Seller's credit on sale leaseback vessels (3)	9,763	9,624
Deposits for BWTS (4)	5,808	12,699
Capitalized loan fees (5)	4,106	4,039
Equity consideration issued for the leasehold interest acquired from Trafigura for vessels under construction (6)	3,997	18,086
Investment in BWTS supplier (4)	1,751	1,751
Other assets	$96,977	$131,139

(1)
Upon entrance into the Scorpio LR2, LR1, and Handymax Tanker Pools, all vessels are required to make initial working capital contributions of both cash and bunkers. Initial working capital contributions are repaid, without interest, upon a vessel's exit from each pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the unaudited condensed consolidated balance sheets. For time chartered-in vessels we classify the amounts as current (within Accounts Receivable) or non-current (within Other Assets) according to the expiration of the contract.

(2) From August 2018 through September 2019, we entered into agreements with two separate suppliers to retrofit a total of 98 of our vessels with scrubbers for total consideration of $146.4 million (which excludes installation costs). These scrubbers are expected to be installed throughout the next two years. Deposits paid for these systems are reflected as investing cash flows within the unaudited condensed consolidated statement of cash flows.

(3)
The seller's credit on lease financed vessels represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto which occurred in April 2017. This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement. The present value of this deposit has been calculated based on the interest rate that is implied in the lease, and the carrying value will accrete over the life of the lease, through interest income, until expiration. $0.1 million and $0.1 million was recorded as interest income as part of these agreements during the three months ended March 31, 2020 and 2019, respectively.

(4)
In July 2018, we executed an agreement to purchase 55 BWTS from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems have been, or are expected to be installed between 2018 and 2023, as each respective vessel under the agreement is due for its IOPP renewal survey. Upon entry into this agreement, we also obtained a minority equity interest in this supplier for no additional consideration. We have determined that of the total consideration of $36.2 million, $1.8 million is attributable to the minority equity interest.

Since July 2018, aggregate deposits of $32.8 million were made, of which $7.6 million was recorded to "Other assets" for systems that have not yet been installed and we have recorded $1.8 million of this amount as the aforementioned minority equity interest, which is being accounted for as a financial asset under IFRS 9.  Deposits paid for these systems are reflected as investing cash flows within the unaudited condensed consolidated statement of cash flows.  Under the terms of the agreement, we were granted a put option, exercisable after one year following the date of the agreement, whereby we can put the shares back to the supplier at a predetermined price. The supplier was also granted a call option, exercisable two years following the date of the agreement, whereby it can buy the shares back from us at a predetermined price, which is greater than the strike price of the put option. Given that the value of this investment is contractually limited to the strike prices set forth in these options, we have recorded the value of the investment at the put option strike price, or $1.8 million in aggregate. The difference in the aggregate value of the investment, based on the spread between the exercise prices of the put and call options, is $0.6 million. We consider this value to be a Level 3 fair value measurement as this supplier is a private company, and the value has been determined based on unobservable market data (i.e. the proceeds that we would receive if we exercised our put option in full).

(5) Represents upfront loan fees on credit facilities that are expected to be used to partially finance the purchase and installation of scrubbers or refinance the indebtedness on certain vessels. These fees are reclassified as deferred financing fees (net of Debt) when the tranche of the loan to which the vessel relates is drawn.

(6) On September 26, 2019, we acquired subsidiaries of Trafigura as part of the Trafigura Transaction, which have leasehold interests in 19 product tankers under bareboat charter agreements with subsidiaries of an international financial institution.  Of the 19 vessels, 15 were delivered on September 26, 2019 and four were under construction. For the four vessels under construction, we issued 591,254 shares of common stock at $29.00 per share to Trafigura with an aggregate market value of $17.1 million and will assume commitments on the bareboat charter agreements of approximately $138.9 million upon each vessel's delivery from the shipyard. The value of the equity issued of $17.1 million plus certain initial direct costs of approximately $0.6 million (which is a pro-rated portion of the legal and professional fees incurred as part of the Trafigura Transaction) and $0.4 million of lease liability fees relating to these four vessels under construction were recorded within "Other Non-current assets" as of December 31, 2019.

In January 2020, we took delivery of two of these vessels (STI Miracle and STI Maestro), and in March 2020, we took delivery of a third vessel (STI Mighty) which resulted in the reclassification of $14.1 million of these initial direct costs to the caption on our balance sheet entitled Right of use assets.  The remaining vessel is expected to be delivered from the shipyard within 2020. The Trafigura Transaction is described in Note 5. The value of the equity issued of $3.8 million plus certain initial direct costs of approximately $0.1 million (which is a pro-rated portion of the legal and professional fees incurred as part of the Trafigura Transaction) relating to this remaining vessel under construction are recorded within "Other assets" as of March 31, 2020.

7.	Restricted cash
Restricted cash for the three months ended March 31, 2020 primarily represents debt service reserve accounts that must be maintained as part of the terms and conditions of our 2017 Credit Facility, Citibank/K-Sure Credit Facility, ABN AMRO/K-Sure Credit Facility, and the lease financing arrangements with CMB Financial Leasing Co. Ltd and Bank of Communications Financial Leasing (LR2s). The funds in these accounts will be applied against the principal balance of these facilities upon maturity.

8.	Accounts payable

The following is a table summarizing our accounts payable as of March 31, 2020 and December 31, 2019:

	As of
In thousands of U.S. dollars	March 31, 2020	December 31, 2019
Scorpio Ship Management S.A.M. (SSM)	$2,326	$2,454
Scorpio LR2 Pool Limited	1,912	—
Scorpio Handymax Tanker Pool Limited	747	116
Scorpio Services Holding Limited (SSH)	511	353
Scorpio LR1 Pool Limited	238	325
Amounts due to a related party port agent	165	58
Scorpio Commercial Management S.A.M. (SCM)	119	14
Amounts due to a related party bunker supplier	103	—
Scorpio MR Pool Limited	50	19
Accounts payable to related parties	6,171	3,339

Suppliers	15,381	19,783
	$21,552	$23,122
The majority of accounts payable is settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.

9.	Accrued expenses
The following is a table summarizing our accrued expenses as of March 31, 2020 and December 31, 2019:

	As of
In thousands of U.S. dollars	March 31, 2020	December 31, 2019
Scorpio LR2 Pool Limited	$472	$794
Accrued expenses to a related party port agent	406	302
Scorpio MR Pool Limited	154	1,361
Scorpio LR1 Pool Limited	137	874
Scorpio Ship Management S.A.M (SSM)	82	213
Scorpio Handymax Tanker Pool Limited	14	229
Accrued expenses to related parties	1,265	3,773

Suppliers	32,136	22,170
Accrued interest	6,960	5,739
Accrued short-term employee benefits	5,170	9,728
Other accrued expenses	91	42
	$45,622	$41,452

10.	Current and long-term debt
The following is a roll forward of the activity within debt (current and non-current), by facility, for the three months ended March 31, 2020:

		Activity				Balance as of March 31, 2020 consists of:
In thousands of U.S. dollars	Carrying Value as of December 31, 2019	Drawdowns	Repayments	Other Activity(1)	Carrying Value as of March 31, 2020	Current	Non-Current
KEXIM Credit Facility	$199,014	$—	$(58,823)	$—	$140,191	$19,134	$121,057
ABN AMRO Credit Facility	91,954	—	(2,138)	—	89,816	89,816	—
ING Credit Facility	131,439	—	(3,185)	—	128,254	41,321	86,933
2018 NIBC Credit Facility	31,621	—	(808)	—	30,813	3,230	27,583
2017 Credit Facility	131,499	—	(3,316)	—	128,183	13,265	114,918
Credit Agricole Credit Facility	88,466	—	(2,142)	199	86,523	7,802	78,721
ABN AMRO / K-Sure Credit Facility	43,726	—	(963)	181	42,944	3,147	39,797
Citibank / K-Sure Credit Facility	91,086	—	(2,104)	459	89,441	6,629	82,812
ABN AMRO / SEB Credit Facility	103,325	—	(2,875)	—	100,450	10,375	90,075
Hamburg Commercial Bank Credit Facility	42,150	—	(795)	—	41,355	3,181	38,174
Prudential Credit Facility	55,463	—	(925)	—	54,538	5,546	48,992
2019 DNB / GIEK Credit Facility	—	31,850	—	—	31,850	3,916	27,934
BNPP Sinosure Credit Facility	—	42,096	—	—	42,096	4,210	37,886
Ocean Yield Lease Financing	148,235	—	(2,716)	48	145,567	10,854	134,713
CMBFL Lease Financing	56,473	—	(1,227)	45	55,291	4,736	50,555
BCFL Lease Financing (LR2s)	90,384	—	(2,025)	139	88,498	7,873	80,625
CSSC Lease Financing	233,727	—	(4,327)	(193)	229,207	18,064	211,143
CSSC Scrubber Lease Financing	10,976	—	(1,372)	—	9,604	5,488	4,116
BCFL Lease Financing (MRs)	87,810	—	(2,845)	—	84,965	11,852	73,113
2018 CMBFL Lease Financing	126,429	—	(2,529)	—	123,900	10,114	113,786
$116.0 Million Lease Financing	106,040	—	(1,718)	—	104,322	7,202	97,120

AVIC Lease Financing	127,309	—	(2,948)	—	124,361	11,794	112,567
China Huarong Lease Financing	123,750	—	(3,375)	—	120,375	13,500	106,875
$157.5 Million Lease Financing	137,943	—	(3,536)	—	134,407	14,143	120,264
COSCO Lease Financing	76,450	—	(1,925)	—	74,525	7,700	66,825
IFRS 16 - Leases - 3 MRs	44,192	—	(1,761)	—	42,431	7,337	35,094
IFRS 16 - Leases - 7 Handymax	12,778	1,145	(3,852)	—	10,071	10,071	—
$670.0 Million Lease Financing	513,004	103,601	(15,159)	—	601,446	52,303	549,143
Unsecured Senior Notes Due 2020	53,750	—	—	—	53,750	53,750	—
Convertible Notes Due 2022	180,050	—	—	2,258	182,308	—	182,308
	$3,139,043	$178,692	$(129,389)	$3,136	$3,191,482	$458,353	$2,733,129
Less: deferred financing fees	(16,596)	(1,969)	—	1,458	(17,107)	(2,154)	(14,953)
Total	$3,122,447	$176,723	$(129,389)	$4,594	$3,174,375	$456,199	$2,718,176

(1)
Relates to non-cash accretion or amortization of (i) debt or lease obligations assumed as part of the 2017 merger with Navig8 Product Tankers Inc., which were recorded at fair value on the closing dates, (ii) accretion of our Convertible Notes due 2022 and (iii) amortization and write-offs of deferred financing fees.

Interest expense on all of our borrowings that has been incurred and is unpaid as of March 31, 2020 is accrued within Accrued Expenses (see Note 9).
We were in compliance with all of the financial covenants set forth under the above borrowing arrangements as of March 31, 2020.
Secured Debt
2019 DNB / GIEK Credit Facility
In November 2019, we executed a $55.5 million term loan facility with DNB Bank ASA and the Norwegian Export Credit Guarantee Agency (“GIEK”). In March 2020, we drew $31.9 million from this facility to refinance the existing debt on one of our vessels that was previously financed under the KEXIM Credit Facility. $17.4 million was repaid on the KEXIM Credit Facility as a result of this transaction.
The remaining availability under this credit facility is expected to be utilized to refinance the existing debt on an additional vessel that is currently financed under the KEXIM Credit Facility. The loan is comprised of two facilities: (i) an ECA facility of $47.2 million (which is comprised of a $41.6 million tranche which is guaranteed by GIEK, or the “GIEK Tranche”, and a $5.6 million commercial tranche or the “Commercial Bank Tranche”) and (ii) a commercial facility of $8.3 million, or the “Commercial Facility".

These facilities are collectively referred to as the 2019 DNB/GIEK Credit Facility. The remaining amount available under the 2019 DNB / GIEK Credit Facility is expected to be drawn within 2020, the timing of which will align with the installation of scrubbers on certain of the Company's vessels. The 2019 DNB / GIEK Credit Facility matures in July 2024 and the GIEK tranche bears interest at LIBOR plus a margin of 2.5% and the Commercial Bank and Commercial Facility tranches bear interest at LIBOR plus a margin of 2.5% per annum. The amount drawn as of March 31, 2020 under the 2019 DNB / GIEK Credit Facility will be repaid in equal quarterly installments of $1.0 million. Once fully drawn, the 2019 DNB / GIEK Credit Facility is expected to be repaid in equal quarterly installments of approximately $1.6 million per quarter in aggregate, with a balloon payment due at maturity.
Our 2019 DNB / GIEK Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 130% of the then aggregate outstanding principal amount of the loans under the credit facility through the second anniversary of date of the agreement and 135% at all times thereafter.

BNPP Sinosure Credit Facility
In December 2019, we executed a senior secured term loan facility with BNP Paribas and Skandinaviska Enskilda Banken AB for up to$134.1 million. In March 2020, we drew $42.1 million from this facility to refinance the existing debt on two of our vessels that were previously financed under the KEXIM Credit Facility. $28.8 million was repaid on the KEXIM Credit Facility as a result of this transaction. The remaining availability under this credit facility is expected to be utilized to refinance four vessels that are currently financed under the KEXIM Credit Facility.
The loan is split into two facilities, (i) a commercial facility for up to $67.0 million (the "Commercial Facility"), and (ii) a Sinosure facility for up to $67.0 million (the "Sinosure Facility"), which is expected to be funded by the lenders under the commercial facility and insured by the China Export & Credit Insurance Corporation ("Sinosure"). The amount drawn in March 2020 was split evenly between the two facilities. These facilities are collectively referred to as the BNPP Sinosure Credit Facility.
The BNPP Sinosure Credit Facility is split into 70 tranches each of which will represent the lesser of 85% of the purchase and installation price of 70 scrubbers, or $1.9 million per scrubber (not to exceed 65% of the fair value of the collateral vessels). The Sinosure Facility and the Commercial Facility bear interest at LIBOR plus a margin of 1.80% and 2.80% per annum, respectively. The loan facility is available for future en bloc drawdowns on June 15, 2020, September 15, 2020, December 15, 2020 and March 15, 2021. Based on the amounts borrowed as of March 31, 2020, the Sinosure Facility is expected to be repaid in 10 semi-annual installments of $2.1 million, with the repayment amounts gradually expected to increase to $6.7 million as the facility is drawn in future periods (with separate repayment periods as each tranche of the loan is drawn down). The Commercial Facility is expected to be repaid at the final maturity date of the facility, or October 2025.
Our BNPP Sinosure Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 130% of the then aggregate outstanding principal amount of the loans under the credit facility through December 31, 2022 and 135% at all times thereafter.

Lease Financing

AVIC Lease Financing
In February 2020, we executed an agreement to upsize the AVIC lease financing arrangement by $8.0 million to finance the purchase and installation of scrubbers on the two MRs and two LR2 product tankers. The upsized portion of the lease financing will be used to finance up to the lesser 80% of the purchase and installation price of the scrubbers or 80% of the appreciated value of the vessel. The upsized portion of the lease financing is expected to have final maturity of 3.0 years after the first drawdown, bears interest at LIBOR plus a margin of 4.20% per annum and is expected be repaid in quarterly principal payments of approximately $0.2 million per vessel.
Unsecured debt
Convertible Notes due 2022
The conversion rate of our Convertible Senior Notes due 2022 ("Convertible Notes due 2022") is subject to change upon the issuance of a dividend. The table below details the dividends declared during the three months ended March 31, 2020 and the corresponding effect to the conversion rate of the Convertible Notes due 2022:

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
March 2, 2020	$0.10	25.8763
(1) Per $1,000 principal amount of the Convertible Notes due 2022.
The carrying value of the liability component of the Convertible Notes due 2022 as of March 31, 2020 and December 31, 2019, were $182.3 million and $180.1 million, respectively. We incurred $1.5 million of coupon interest and $2.3 million of non-cash accretion during the three months ended March 31, 2020. We were in compliance with the covenants related to the Convertible Notes due 2022 as of March 31, 2020 and December 31, 2019.

11.	Common shares

2013 Equity Incentive Plan, or the Plan

In January 2020, we issued 469,680 shares of restricted stock to our employees for no cash consideration. The share price on the issuance date was $36.73 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on September 8, 2022, (ii) one-third of the shares vest on September 7, 2023, and (iii) one-third of the shares vest on September 5, 2024.
The following is a summary of activity for awards of restricted stock that have been granted under our equity incentive plan during the three months ended March 31, 2020.

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and non-vested, December 31, 2019	3,561,742	$26.45
Granted	469,680	36.73
Vested	(73,819)	30.64
Forfeited	—	—
Outstanding and non-vested, March 31, 2020	3,957,603	$27.59

As of March 31, 2020, there were 3,957,603 unvested shares of restricted stock outstanding. Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
For the period April 1, 2020 through December 31, 2020	$19,077	$1,245	$20,322
For the year ending December 31, 2021	19,485	659	20,144
For the year ending December 31, 2022	11,450	208	11,658
For the year ending December 31, 2023	4,730	—	4,730
For the year ending December 31, 2024	1,162	—	1,162
	$55,904	$2,112	$58,016
 Dividend Payments
In February 2020, our Board of Directors declared a quarterly cash dividend of $0.10 per common share, which was paid on March 13, 2020 to all shareholders of record as of March 2, 2020.
Securities Repurchase Program
In May 2015, our Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of our common stock and bonds, the latter of which consists of our (i) Unsecured Senior Notes Due 2020 (NYSE: SBNA) and (ii) Convertible Notes due 2022.
No shares were purchased under this program during the three months ended March 31, 2020,
We had $121.6 million remaining under our Securities Repurchase Program as of March 31, 2020. We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.
There were 6,349,324 common shares held in treasury at March 31, 2020 and December 31, 2019.
Shares outstanding
As of March 31, 2020, we had 58,672,080 common shares outstanding. These shares provide the holders with rights to dividends and voting rights.

12.	Related party transactions
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the unaudited condensed consolidated statements of income or loss and balance sheets are as follows:

	For the three months ended March 31,
In thousands of U.S. dollars	2020	2019
Pool revenue (1)
Scorpio MR Pool Limited	$101,102	$67,435
Scorpio LR2 Pool Limited	84,551	75,187
Scorpio Handymax Tanker Pool Limited	42,340	31,210
Scorpio LR1 Pool Limited	18,401	19,319
Voyage revenue (2)	1,867	—
Voyage expenses (3)	(2,257)	(53)
Vessel operating costs (4)	(8,320)	(8,069)
Administrative expenses (5)	(3,525)	(2,944)

(1)
These transactions relate to revenue earned in the Scorpio Pools. The Scorpio Pools are related party affiliates. When our vessels are in the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1/Panamax and Aframax vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third party owned vessels. In September 2018, we entered into an agreement with SCM whereby SCM reimbursed a portion of the commissions that SCM charges the Company’s vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.

(2)	These transactions relate to revenue earned in the spot market on voyages chartered through SSH, a related party affiliate.

(3)	Related party expenditures included within voyage expenses in the unaudited condensed consolidated statements of income or loss consist of the following:

◦
Expenses due to SCM, a related party affiliate, for commissions related to the commercial management services provided by SCM under the commercial management agreement for vessels that are not in one of the Scorpio Pools. SCM’s services include securing employment, in the spot market and on time charters, for our vessels. When not in one of the Scorpio Pools, each vessel pays (i) flat fees of $250 per day for LR1/Panamax and LR2/Aframax vessels and $300 per day for Handymax and MR vessels and (ii) commissions of 1.25% of their gross revenue per charter fixture.  These expenses are included in voyage expenses in the unaudited condensed consolidated statements of income or loss. In September 2018, we entered into an agreement with SCM whereby SCM reimbursed a portion of the commissions that SCM charged the Company’s vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.

•
Expenses of $0.8 million paid to SSH, a related party affiliate, for voyage expenses incurred in the fulfillment of certain spot market voyages during the three months ended March 31, 2020. No voyage expenses were charged by SSH during the three months ended March 31, 2019.

•
Bunker consumption of $1.4 million was purchased from a related party bunker provider (who is engaged in the procurement of bunkers on behalf of the Company and the Scorpio Pools) during the three months ended March 31, 2020. No bunkers purchased from this provider during the three months ended March 31, 2019.

(4)	Related party expenditures included within vessel operating costs in the unaudited condensed consolidated statements of income or loss consist of the following:

•
Technical management fees of $7.8 million and $7.5 million charged by SSM, a related party affiliate, during the three months ended March 31, 2020 and 2019, respectively. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, and providing technical support. SSM administers the payment of salaries to our crew on our behalf. The crew wages that were administered by SSM (and disbursed through related party subcontractors of SSM) were $36.7 million and $31.2 million during the three months ended March 31, 2020 and 2019, respectively. SSM's fixed annual technical management fee is $175,000 per vessel plus certain itemized expenses in the technical management agreement.

•
Vessel operating expenses of $0.5 million and $0.6 million charged by a related party port agent during the three months ended March 31, 2020 and 2019, respectively. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions.

(5)
We have an Amended Administrative Services Agreement with SSH for the provision of administrative staff, office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. We reimburse SSH for direct or indirect expenses that are incurred on our behalf. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio group of companies, or Scorpio.  The expenses incurred under this agreement were recorded in general and administrative expenses in the unaudited condensed consolidated statement of income or loss and consisted of the following:

•
The expense for the three months ended March 31, 2020 of $3.5 million included (i) administrative fees of $3.1 million charged by SSH, (ii) restricted stock amortization of $0.4 million, which relates to the issuance of an aggregate of 221,900 shares of restricted stock to SSH employees for no cash consideration pursuant to the Plan, and (iii) the reimbursement of expenses of $30,762 to SSH.

•
The expense for the three months ended March 31, 2019 of $2.9 million included (i) administrative fees of $2.7 million charged by SSH, (ii) restricted stock amortization of $0.2 million, which relates to the issuance of an aggregate of 114,400 shares of restricted stock to SSH employees for no cash consideration pursuant to the Plan, and (iii) the reimbursement of expenses of $11,322.

We had the following balances with related party affiliates, which have been included in the unaudited condensed consolidated balance sheets:

	As of
In thousands of U.S. dollars	March 31, 2020	December 31, 2019
Assets:
Accounts receivable (due from the Scorpio Pools) (1)	$136,172	$74,412
Accounts receivable and prepaid expenses (SSM) (2)	2,178	1,624
Accounts receivable and prepaid expenses (SSH) (3)	1,277	—
Other assets (pool working capital contributions) (4)	49,094	49,094
Liabilities:
Accounts payable and accrued expenses (owed to the Scorpio Pools)	3,723	3,717
Accounts payable and accrued expenses (SSM) (5)	2,409	2,667
Accounts payable and accrued expenses (related party port agent)	571	361
Accounts payable and accrued expenses (SSH)	511	353
Accounts payable and accrued expenses (SCM)	119	14
Accounts payable and accrued expenses (related party bunker supplier) (6)	103	—

(1)
Accounts receivable due from the Scorpio Pools relate to hire receivables for revenues earned and receivables from working capital contributions. The amounts as of March 31, 2020 and December 31, 2019 include $25.2 million and $24.3 million, respectively, of working capital contributions made on behalf of our vessels to the Scorpio Pools. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the Scorpio pools. These amounts are accounted for and repaid as follows:

•
For vessels in the Scorpio LR2 Pool, Scorpio LR1 Pool, and Scorpio Handymax Tanker Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from the pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or finance leased vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the unaudited condensed consolidated balance sheets. For time or bareboat chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts.

•
For vessels in the Scorpio MR Pool and Scorpio Panamax Tanker Pool, any contributions are repaid, without interest, when such vessel has earned sufficient net revenues to cover the value of such working capital contributed.  Accordingly, we classify such amounts as current (within accounts receivable).

(2)	Accounts receivable and prepaid expenses from SSM relate to advances made for vessel operating expenses (such as crew wages) that will either be reimbursed or applied against future costs.
(3) Accounts receivable and prepaid expenses from SSH relate to spot market voyages that were chartered through SSH, a related party affiliate.

(4)	Represents the non-current portion of working capital receivables as described above.

(5)	Represents accounts payable and accrued expenses related to vessel operating expenses that are due to SSM.

(6)	Represents accounts payable and accrued expenses due to a related party bunker provider who is engaged in the procurement of bunkers on behalf of the Company and the Scorpio Pools.
Other agreements
As of March 31, 2020, we provided guarantees in respect of the payment obligations of a related party bunker provider (who is engaged in the procurement of bunkers on behalf of the Company and the Scorpio Pools) toward its physical suppliers for a maximum amount of $12.5 million in aggregate.
Key management remuneration
The table below shows key management remuneration for the three months ended March 31, 2020 and 2019:

	For the three months ended March 31,
In thousands of U.S. dollars	2020	2019
Short-term employee benefits (salaries)	$2,802	$2,656
Share-based compensation (1)	6,120	5,656
Total	$8,922	$8,312

(1)	Represents the amortization of restricted stock issued under the Plan as described in Note 11.
For the purpose of the table above, key management are those persons who have authority and responsibility for making strategic decisions, and managing operating, financial and legal activities.
We have entered into employment agreements with the majority of our executives. These employment agreements remain in effect until terminated in accordance with their terms upon not less than between 24 months' and 36 months' prior written notice, depending on the terms of the employment agreement applicable to each executive. Pursuant to the terms of their respective employment agreements, our executives are prohibited from disclosing or unlawfully using any of our material confidential information.
Upon a change in control of us, the annual bonus provided under the employment agreement becomes a fixed bonus of between 150% and 250% of the executive’s base salary, and the executive may receive an assurance bonus equal to the fixed bonus, depending on the terms of the employment agreement applicable to each executive.
Any such executive may be entitled to receive upon termination an assurance bonus equal to such fixed bonus and an immediate lump-sum payment in an amount equal to three times the sum of the executive’s then current base salary and the assurance bonus, and he will continue to receive all salary, compensation payments and benefits, including additional bonus payments, otherwise due to him, to the extent permitted by applicable law, for the remaining balance of his then-existing employment period. If an executive’s employment is terminated for cause or voluntarily by the employee, he shall not be entitled to any salary, benefits or reimbursements beyond those accrued through the date of his termination, unless he voluntarily terminated his employment in connection with certain conditions. Those conditions include a change in control combined with a significant geographic relocation of his office, a material diminution of his duties and responsibilities, and other conditions identified in the employment agreement.
There are no material post-employment benefits for our executive officers or directors. By law, our employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements.
There are no post-employment benefits.

13.	Segment reporting

Information about our reportable segments for the three months ended March 31, 2020 and 2019 is as follows:

For the three months ended March 31, 2020

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$18,398	$42,338	$90,334	$103,097	$254,167	$—	$254,167
Vessel operating costs	(7,292)	(12,868)	(25,769)	(35,534)	(81,463)	—	(81,463)
Voyage expenses	(4)	(115)	(3,248)	(853)	(4,220)	—	(4,220)
Depreciation - owned or sale and leaseback vessels	(4,978)	(5,310)	(19,046)	(17,507)	(46,841)	—	(46,841)
Depreciation - right of use assets under IFRS 16	—	(3,833)	(2,134)	(7,230)	(13,197)	—	(13,197)
General and administrative expenses	(288)	(535)	(813)	(1,453)	(3,089)	(14,172)	(17,261)
Financial expenses	—	—	—	—	—	(44,765)	(44,765)
Financial income	75	9	2	139	225	340	565
Other expenses, net	—	—	—	—	—	(358)	(358)
Segment income or loss	$5,911	$19,686	$39,326	$40,659	$105,582	$(58,955)	$46,627

For the three months ended March 31, 2019

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total

Vessel revenue	$19,351	$32,988	$76,048	$67,443	$195,830	$—	$195,830
Vessel operating costs	(7,125)	(11,643)	(23,289)	(27,319)	(69,376)	—	(69,376)
Voyage expenses	(5)	(92)	(146)	(52)	(295)	—	(295)
Charterhire	—	(4,256)	271	(414)	(4,399)	—	(4,399)
Depreciation - owned or sale and leaseback vessels	(4,772)	(4,499)	(17,982)	(16,561)	(43,814)	—	(43,814)
Depreciation - right of use assets under IFRS 16	—	(96)	—	(2,039)	(2,135)	—	(2,135)
General and administrative expenses	(289)	(487)	(925)	(1,150)	(2,851)	(12,861)	(15,712)
Financial expenses	—	—	—	—	—	(48,756)	(48,756)
Financial income	47	6	10	131	194	2,925	3,119
Other expenses, net	—	—	—	14	14	—	14
Segment income or loss	$7,207	$11,921	$33,987	$20,053	$73,168	$(58,692)	$14,476

14.	Vessel revenue

During the three months ended March 31, 2020, we did not have any vessels that earned revenue through long-term time charter contracts (with initial terms of one year or greater), but during the three months ended March 31, 2019, we had three vessels that earned revenue through long-term time-charter contracts. The vessels that did not have long-term time charter contracts earned revenue from the Scorpio Pools or in the spot market.

Revenue Sources

	For the three months ended March 31,
In thousands of U.S. dollars	2020	2019
Pool revenue	$246,394	$193,183
Time charter revenue	—	2,588
Voyage revenue (spot market)	7,773	59
	$254,167	$195,830
Seasonality
The tanker market is typically stronger in the winter months of the northern hemisphere as a result of increased oil consumption but weaker in the summer months of the northern hemisphere as a result of lower oil consumption and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during April to September and stronger during October to March.
However, during the first quarter of 2020 the COVID-19 pandemic brought on disruptions to the markets in which we operate that deviated from normal seasonal patterns. The COVID-19 pandemic, coupled with extreme oil price volatility from the Russia-Saudi Arabia oil price war resulted in the oversupply of petroleum products and contango in oil prices, which led to record floating storage and arbitrage opportunities of both crude and refined petroleum products.  This dynamic resulted in an increase in spot market rates to historically high levels as demand for our vessels spiked. These conditions began in March 2020 and continued through May 2020.

15.	Crewing costs
The following table summarizes our crew expenses, including crew benefits, during the three months ended March 31, 2020 and 2019, respectively.

	For the three months ended March 31,
In thousands of US dollars	2020	2019
Short term crew benefits (i.e. wages, victualing, insurance)	$43,491	$37,153
Other crew related costs	5,957	5,065
	49,448	42,218

16.	Financial expenses

The following table summarizes our financial expenses for the three months ended March 31, 2020 and 2019, respectively.

	For the three months ended March 31,
In thousands of U.S. dollars	2020	2019
Interest expense on debt (1)	$40,171	$41,853
Accretion of convertible notes	2,258	3,493
Amortization of deferred financing fees	1,458	2,215
Accretion of premiums and discounts on assumed debt (2)	878	920
Write-off of deferred financing fees	—	275
Total financial expenses	$44,765	$48,756

(1)	The decrease in interest payable, net of capitalized interest was primarily attributable to a decrease in LIBOR rates compared to the three months ended March 31, 2019.
Average debt outstanding during the three months ended March 31, 2020 and 2019 was $3.2 billion and $2.9 billion, respectively. The increase in average debt during the three months ended March 31, 2020 was primarily the result of the Trafigura Transaction and the corresponding assumption of $635.1 million of obligations under leasing arrangements

(2)	The accretion of premiums and discounts represent the accretion or amortization of the fair value adjustments relating to the indebtedness assumed from previous vessel acquisitions.

17.	Earnings per share
The calculation of both basic and diluted earnings per share is based on net income attributable to equity holders of the parent and weighted average outstanding shares of:

	For the three months ended March 31,
In thousands of U.S. dollars except for share data	2020	2019
Net income attributable to equity holders of the parent - basic	$46,627	$14,476
Convertible Notes Due 2022 interest expense	3,785	—
Net income attributable to equity holders of the parent - diluted	$50,412	$14,476

Basic weighted average number of shares	54,667,211	48,070,530
Effect of dilutive potential basic shares:
Restricted stock	1,778,682	486,357
Convertible Notes due 2022	5,246,937	—
	7,025,619	486,357
Diluted weighted average number of shares	61,692,830	48,556,887

Earnings Per Share:
Basic	$0.85	$0.30
Diluted	$0.82	$0.30

The dilutive effect of 7,025,619 shares for the three months ended March 31, 2020 related to 5,265,820 potentially dilutive shares relating to our Convertible Notes and 3,957,603 unvested restricted shares. The dilutive effect of 486,357 shares of restricted stock for the three months ended March 31, 2019 is related to 3,284,300 unvested restricted shares. During the three months ended March 31, 2019, the inclusion of potentially dilutive shares relating to our Convertible Notes due 2019 (which matured and were repaid in July 2019) and Convertible Notes due 2022 (representing an aggregate of 6,628,073 shares of common stock) were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

18.	Financial instruments - financial and other risks

Funding and capital risk management
We manage our funding and capital resources to ensure our ability to continue as a going concern while maximizing the return to shareholders through the optimization of our debt and equity balance.
IFRS 13 requires classifications of fair value measures into Levels 1, 2 and 3. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The fair values and carrying values of our financial instruments at March 31, 2020 and December 31, 2019, respectively, are shown in the table below.
Categories of Financial Instruments

	As of March 31, 2020		As of December 31, 2019
Amounts in thousands of U.S. dollars	Fair value	Carrying Value	Fair value	Carrying Value
Financial assets
Cash and cash equivalents (1)	$119,825	$119,825	$202,303	$202,303
Restricted cash (2)	12,293	12,293	12,293	12,293
Accounts receivable (3)	148,537	148,537	78,174	78,174
Investment in BWTS supplier (4)	1,751	1,751	1,751	1,751
Working capital contributions to Scorpio Pools (5)	49,094	49,094	49,094	49,094
Seller's credit on sale leaseback vessels (6)	9,763	9,763	9,624	9,624

Financial liabilities
Accounts payable (7)	$21,552	$21,552	$23,122	$23,122
Accrued expenses (7)	45,622	45,622	41,452	41,452
Secured bank loans (8)	996,792	996,792	1,001,087	1,001,087
Lease liabilities under sale leaseback arrangements (9)	1,287,624	1,287,624	1,317,709	1,317,709
Unsecured Senior Notes Due 2020 (10)	54,030	53,750	54,562	53,750
Convertible Notes Due 2022 (11)	177,792	203,500	250,305	203,500
IFRS 16 - Lease liabilities (12)	656,892	653,948	571,748	569,974

(1)	Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.

(2)	Restricted cash are considered Level 1 items due to the liquid nature of these assets.

(3)	We consider that the carrying amount of accounts receivable approximate their fair value due to the relative short maturity of these instruments.

(4)
We consider the value of our minority interest in our BWTS supplier (as described in Note 6) to be a Level 3 fair value measurement, as this supplier is a private company and the value has been determined based on unobservable market data (i.e. the proceeds that we would receive if we exercised the put option set forth in the agreement in full). Moreover, we consider that its carrying value approximates fair value given that the value of this investment is contractually limited to the strike prices set forth in the put option that was granted to the Company and the call option that was granted to the supplier. The difference in the aggregate value of the investment, based on the spread between the exercise prices of the put and call options, is $0.6 million.

(5)
Non-current working capital contributions to the Scorpio Pools are repaid, without interest, upon a vessel’s exit from the pool. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the unaudited condensed consolidated balance sheets.  We consider that their carrying values approximate fair value given that the amounts due are contractually fixed based on the terms of each pool agreement.

(6)
The seller's credit on lease financed vessels represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto, which is described in Note 6.  This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement.  This deposit has been recorded as a financial asset measured at amortized cost.  The present value of this deposit has been calculated based on the interest rate that is implied in the leases, and the carrying value will accrete over the life of the lease using the effective interest method, through interest income, until expiration.  We consider that its carrying value approximates fair value given that its value is contractually fixed based on the terms of each lease.

(7)	We consider that the carrying amounts of accounts payable and accrued expenses approximate the fair value due to the relative short maturity of these amounts.

(8)
The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because (i) the interest rates on these instruments change with, or approximate, market interest rates and (ii) the credit risk of the Company has remained stable. Accordingly, we consider their fair value to be a Level 2 measurement. These amounts are shown net of $9.6 million and $8.8 million of unamortized deferred financing fees as of March 31, 2020 and December 31, 2019, respectively.

(9)
The carrying value of our obligations due under sale and leaseback arrangements are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because (i) the interest rates on these instruments change with, or approximate, market interest rates and (ii) the credit risk of the Company has remained stable. These amounts are shown net of $7.4 million and $7.8 million of unamortized deferred financing fees as of March 31, 2020 and December 31, 2019, respectively.

(10)
The carrying value of our Unsecured Senior Notes Due 2020 are measured at amortized cost using the effective interest method. The carrying values shown in the table are the face value of the notes. These notes are shown net of $47,282 and $0.1 million of unamortized deferred financing fees on our unaudited condensed consolidated balance sheet as of March 31, 2020 and December 31, 2019. Our Unsecured Senior Notes Due 2020 are quoted on the New York Stock Exchange under the symbols 'SBNA'. We consider its fair value to be Level 1 measurements due to its quotation on an active exchange.

(11)
The carrying value of our Convertible Notes due 2022 shown in the table above there is its face value. The liability component of the Convertible Notes due 2022 has been recorded within Long-term debt on the unaudited condensed consolidated balance sheet as of March 31, 2020. The equity component of the Convertible Notes 2022 have been recorded within Additional paid-in capital on the unaudited condensed consolidated balance sheet. These instruments are traded in inactive markets and are valued based on quoted prices on the recent trading activity. Accordingly, we consider its fair value to be a Level 2 measurement.

(12)
The carrying values of our lease liabilities accounted for under IFRS 16 - Leases are measured at present value of the minimum lease payments over the lease term, discounted at the Company's incremental borrowing rate. We consider that the carrying value approximates fair value because the interest rates on these instruments approximate market interest rates. Accordingly, we consider their fair value to be a Level 2 measurement.

Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. We manage liquidity risk by maintaining adequate reserves and borrowing facilities and by continuously monitoring forecast and actual cash flows.
Our Senior Unsecured Notes due 2020 are scheduled to mature in May of 2020, our ABN AMRO Credit Facility is scheduled to mature in the third quarter of 2020 (depending on the tranche) and our ING Credit Facility is scheduled to mature in the first quarter of 2021 (depending on the tranche). While we believe our current financial position is adequate to address the maturity of these instruments, a deterioration in economic conditions could cause us to pursue other means to raise liquidity, such as through the sale of vessels, to meet these obligations. Moreover, a deterioration in economic conditions could cause us to breach our debt covenants, and could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Based on internal forecasts and projections, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to debt service obligations and commitments under our leasing arrangements) for a period of at least twelve months from the date of approval of these unaudited condensed consolidated financial statements. Accordingly, we continue to adopt the going concern basis in preparing our unaudited condensed consolidated financial statements.

19.	General and administrative expenses
General and administrative expenses increased $1.6 million to $17.3 million from $15.7 million for the three months ended March 31, 2020 and 2019, respectively. This increase was primarily driven by an increase in restricted stock amortization and compensation expenses.

20. COVID-19

Since the beginning of the calendar year 2020, the outbreak of COVID-19 that originated in China and that has spread to most developed nations of the world has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus.  These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. The reduction of economic activity has significantly reduced the global demand for oil and refined petroleum products.  While recent actions taken by Saudi Arabia and other OPEC members to increase the production of oil in the near term has resulted in increased spot market rates in March, April and May of this year, the continued impact of these production increases is uncertain.  We expect that the impact of the COVID-19 virus and the uncertainty in the supply of oil will continue to cause volatility in the commodity markets.  The scale and duration of the impact of these factors remain unknowable but could have a material impact on our earnings, cash flow and financial condition for 2020. An estimate of the impact on the Company’s results of operations and financial condition cannot be made at this time.

21.	Subsequent events
Declaration of dividend
In May 2020, our Board of Directors declared a quarterly cash dividend of $0.10 per common share, payable on or about June 15, 2020 to all shareholders of record as of June 1, 2020 (the record date).
Scrubbers
In April 2020, we reached an agreement with a counterparty to postpone the purchase and installation of scrubbers on 19 of our vessels.   The installation of these scrubbers is now expected to begin not earlier than 2021.
The following table is a timeline of future expected payments and dates for our commitments to purchase scrubbers and BWTS, taking into consideration the aforementioned postponement(1):

In thousands of U.S. dollars	As of May 22, 2020
Less than 1 month	$7,700
1-3 months	12,125
3 months to 1 year	4,772
1-5 years	22,545
5+ years	—
Total	$47,142
(1) These amounts are subject to change as installation times are finalized. The amounts presented exclude installation costs.
Other agreements
In April 2020, we increased our guarantees in respect of the payment obligations of a related party bunker provider. The current guarantee is a maximum of $22.0 million.
$28.9 million lease financing - scrubber upsize
In April 2020, we executed an agreement with an international financial institution to upsize certain of our existing lease finance arrangements to partially finance the purchase and installation of scrubbers on 10 MRs and five LR2s. The upsized portion of the lease finance arrangements is $28.9 million or approximately $1.9 million per vessel. The amounts borrowed will be repaid through additional fixed charterhire payments of $1,910 per day per vessel and these arrangements have a final maturity of three years after the first drawdown. Drawdowns are expected to occur as the related scrubbers are installed.
ING Credit Facility upsize
In May 2020, the Company executed an agreement to upsize its $179.2 million credit facility with ING Bank N.V. to $251.4 million. The upsized portion of the loan facility consists of a $40.6 million term loan facility and $31.5 million revolving credit facility.  The proceeds of this upsized facility are expected to be used to refinance the existing debt on five vessels, which are currently financed under the KEXIM Credit Facility.

The borrowing amount of the upsized loan is the lower of $72.1 million in aggregate and 50% of the fair market value of the vessels.  The upsized loan has a final maturity of five years from the initial drawdown date and bears interest at LIBOR plus a margin. The upsized portion of the loan is scheduled to be repaid in equal quarterly installments of approximately $2.1 million per quarter, in aggregate, for the first twelve installments and approximately $2.0 million per quarter, in aggregate, thereafter, with a balloon payment due at maturity. The remaining terms and conditions of the ING Credit Facility, including financial covenants, remained unchanged.
$225.0 Million Credit Facility
In May 2020, the Company executed a loan facility up to $225.0 million with a group of European financial institutions.  This loan facility consists of a $150.0 million term loan facility and $75.0 million revolving credit facility.  The proceeds of this new facility are expected to be used to refinance the existing debt on nine vessels, including four vessels that are currently financed under the existing ABN AMRO Credit Facility which is scheduled to mature in the third quarter of 2020.
The borrowing amount of the facility is the lower of $225.0 million in aggregate and 55% of the fair market value of the vessels.  The loan has a final maturity of five years from the closing date of the loan, bears interest at LIBOR plus a margin, and is expected to be repaid in equal quarterly installments of approximately $5.3 million per quarter, in aggregate, with a balloon payment due at maturity.
Our $225.0 million Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.65 to 1.00.

•	Consolidated tangible net worth of no less than $1.4 billion.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

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The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 130% of the then aggregate outstanding principal amount of the loans under the credit facility through May 2022 and 140% at all times thereafter.

Debt Drawdowns and Repayments
In April 2020, we drew down $1.4 million on the Hamburg Credit Facility to partially finance the purchase and installation of a scrubber on an STI Veneto.
In April 2020, we drew down an aggregate of $3.1 million on the NIBC Credit Facility to partially finance the purchase and installation of scrubbers on STI Memphis and STI Soho.
In May 2020, we repaid the entire outstanding principal on our 6.75% Senior Unsecured Notes Due 2020 of $53.8 million upon the maturity of these notes.